Trust Company of the West has commenced litigation against the DoubleLine Capital, LP (“Sub-Adviser”) and four employees of the Sub-Adviser. The four employees (including Jeffrey Gundlach) are former employees of Trust Company of the West or its affiliates. The suit alleges, among other things, unfair competition and misappropriation of confidential and proprietary information. The lawsuit seeks, among other things, damages in excess of $200 million and a constructive trust on the limited partnership interests of the sub-adviser in favor of Trust Company of the West.  Also an employee of the Sub-Adviser (who is not a party to the lawsuit) has been interviewed by personnel from a governmental agency in connection with the U.S. Treasury’s Legacy Securities Public Private Investment Program (the “PPIP”) and in connection with the same allegations with respect to misappropriation of proprietary information made by Trust Company of the West in its litigation against the Sub-Adviser. Trust Company of the West raised a fund under the PPIP in the Fall of 2009 to be managed by Mr. Gundlach, as key person, and announced in January 2010, subsequent to the termination of Mr. Gundlach, that it had voluntarily withdrawn the fund from the PPIP and would conduct an orderly liquidation of the fund.

Although the RiverNorth Funds are not currently a party to any litigation, litigation and investigation and defense of any governmental review or investigation are expensive and time consuming, and their results can be unpredictable.  There can be no assurances as to the outcome of these matters.  As well, the litigation and any governmental review or investigation could consume a material amount of the Sub-Adviser’s resources thereby impairing the Sub-Adviser’s ability to attract or retain talented personnel or otherwise effectively manage its portion of the Fund.  In the event of an adverse outcome or if the expenses of litigation and related matters are greater than anticipated, the Sub-Adviser’s ability to manage its portion of the RiverNorth/DoubleLine Strategic Income Fund (the “Fund”) may be materially impaired, and shareholders, or the viability of the Fund, could be adversely affected.